Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139817-01

Supplement to
Prospectus Supplement Dated February 22, 2007 to Prospectus Dated February 13, 2007
$607,700,200
(Approximate)
Mortgage Pass-Through Certificates, Series 2007-HE1
GSAMP Trust 2007-HE1
Issuing Entity
GS Mortgage Securities Corp.
Depositor
Goldman Sachs Mortgage Company
Sponsor
Wells Fargo Bank, N.A.
Master Servicer and Securities Administrator
Avelo Mortgage, L.L.C.
Servicer

This is a supplement (the “Supplement”) to the prospectus supplement dated February 22, 2007 (the “Prospectus Supplement”), as modified by a supplement to the Prospectus Supplement, dated September 6, 2007 (the "September 6th Supplement") to the prospectus dated February 13, 2007 relating to the GSAMP Trust 2007-HE1 Mortgage Pass-Through Certificates, Series 2007-HE1.  This Supplement supersedes and replaces any previous supplements to the Prospectus Supplement in their entirety.

      The table on the cover page of the Prospectus Supplement is revised as follows:

Class	Approximate Initial Class Principal Balance(1)	Pass-Through Rate	Type	Ratings (S&P/Moody’s)
M-2	$32,668,000	Variable(8)	Subordinate	AA(17)/Aa2
M-3	$13,367,000	Variable(9)	Subordinate	AA-(18)/Aa3
M-4	$12,063,000	Variable(10)	Subordinate	A+(18)/A1
M-5	$14,019,000	Variable(11)	Subordinate	A(18)/A2
M-6	$9,129,000	Variable(12)	Subordinate	A-(18)/A3
M-7	$9,129,000	Variable(13)	Subordinate	BBB+(18)/Baa1
M-8	$8,150,000	Variable(14)	Subordinate	BBB(18)/Baa2
M-9	$9,129,000	Variable(15)	Subordinate	BBB-(18)/Baa3

(17)
The ratings of the Class M-2 Certificates have been put on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(18)
The ratings of the Class M-2 Certificates, Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8P Certificates, Class M-8D Certificates and Class M-9 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(continued on following pages)

Goldman, Sachs & Co.
The date of this Supplement is April 2, 2008

•	The table on page S-16 of the Prospectus Supplement is revised as follows:
Class	S&P	Moody’s
M-2	AA(1)	Aa2
M-3	AA-(2)	Aa3
M-4	A+(2)	A1
M-5	A(2)	A2
M-6	A-(2)	A3
M-7	BBB+(2)	Baa1
M-8	BBB(2)	Baa2
M-9	BBB-(2)	Baa3

(1)
The ratings of the Class M-2 Certificates have been put on review for possible future downgrade as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

(2)
The ratings of the Class M-3 Certificates, Class M-4 Certificates, Class M-5 Certificates, Class M-6 Certificates, Class M-7 Certificates, Class M-8P Certificates, Class M-8D Certificates and Class M-9 Certificates have been downgraded as described in “Risk Factors—The Ratings on Certain Classes of Certificates Have Been Downgraded” below.

Capitalized terms used in this supplement but not defined in this supplement shall have the meanings given them in the Prospectus Supplement.

•
The Risk Factor entitled “Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” on page S-17 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies, Defaults and Losses; Increased Use of New Mortgage Loan Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally

In recent years, borrowers have increasingly financed their homes with new mortgage loan products, which in many cases have allowed them to purchase homes that they might otherwise have been unable to afford.  Many of these new products feature low monthly payments during the initial years of the loan that can increase (in some cases, significantly) over the loan term.  As borrowers face potentially higher monthly payments for the remaining terms of their loans, it is possible that borrower delinquencies, defaults and losses could increase substantially.

Recently, the subprime mortgage loan market has experienced increasing levels of delinquencies, defaults and losses, and we cannot assure you that this will not continue.  In addition, in recent months housing prices and appraisal values in many states have declined or stopped appreciating, after extended periods of significant appreciation. A continued decline or an extended flattening of those values may result in additional increases in delinquencies, defaults and losses on residential mortgage loans generally, particularly with respect to second homes and investor properties and with respect to any residential mortgage loans whose aggregate loan amounts (including any subordinate liens) are close to or greater than the related property values.

In recent months, in response to increased delinquencies and losses with respect to mortgage loans, many mortgage loan originators have implemented more conservative underwriting criteria for loans, particularly in the nonprime sectors. This may result in reduced availability of financing alternatives for mortgagors seeking to refinance their mortgage loans.  The reduced availability of refinancing options for a mortgagor may result in higher rates of delinquencies, defaults and losses on the mortgage loans, particularly mortgagors with adjustable rate mortgage loans or in the case of interest only mortgage loans

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that experience significant increases in their monthly payments following the adjustment date or the end of the interest only period, respectively.

The increased levels of delinquencies and defaults, as well as a deterioration in general real estate market conditions, have also resulted generally in loan originators being required to repurchase an increasingly greater number of mortgage loans pursuant to early payment default and representation and warranty provisions in their loan sale agreements. This has led to a deterioration in the financial performance of many subprime loan originators, and in some cases, has caused certain loan originators, including SouthStar Funding, LLC, to cease operations.  As described below under “—Recent Developments Regarding SouthStar Funding, LLC,” SouthStar Funding, LLC recently filed for bankruptcy.

Any such deterioration in the financial condition of any of the original loan sellers could affect the ability of such original loan seller to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default has occurred.  If any of the original loan sellers is unable for any reason to satisfy its obligations to repurchase or substitute mortgage loans as to which a material breach of representation and warranty exists or to repurchase mortgage loans as to which an early payment default exists, neither the depositor nor any other person will be obligated to repurchase such loans.

Even in cases where an original loan seller has the economic ability to repurchase loans, the increasing volume of repurchase claims has resulted in longer periods between when a repurchase claim is presented and when it is resolved, and a greater proportion of claims being refused or contested by original loan sellers.

In response to the deterioration in the performance of subprime mortgage loans, the rating agencies have recently lowered ratings on a large number of subprime mortgage securitizations.  There can be no assurance that the rating agencies will not continue to do so.

In light of the foregoing, you should consider the heightened risks associated with investing in the Securities, and the risk that your investment in the Securities may perform worse than you anticipate.

•
The Risk Factor entitled “Violations of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” on page S-18 of the Prospectus Supplement is deleted in its entirety and replaced with the following:

Violations of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans

There has been a continued focus by state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities on certain lending practices by some companies in the subprime industry, sometimes referred to as “predatory lending” practices.  Sanctions have been imposed by state, local and federal governmental agencies for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower’s credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers.

Applicable state and local laws generally regulate interest rates and other charges, require certain disclosure, impact closing practices and require licensing of originators.  In addition, other state and local laws, public policy and general principles of equity relating to the protection of consumers, unfair and deceptive practices and debt collection practices may apply to the origination, servicing and collection of the mortgage loans.

The mortgage loans are also subject to federal laws, including:

•	the Federal Truth in Lending Act and Regulation Z promulgated under that Act, which require certain disclosures to the mortgagors regarding the terms of the mortgage loans;

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•
the Equal Credit Opportunity Act and Regulation B promulgated under that Act, which prohibit discrimination on the basis of age, race, color, sex, religion, marital status, national origin, receipt of public assistance or the exercise of any right under the Consumer Credit Protection Act, in the extension of credit; and

•	the Fair Credit Reporting Act, which regulates the use and reporting of information related to the mortgagor’s credit experience.

Violations of certain provisions of these federal, state and local laws, as well as actions by governmental agencies, authorities and attorneys general may limit the ability of the servicer to collect all or part of the principal of, or interest on, the mortgage loans and in addition could subject the issuing entity to damages and administrative enforcement (including disgorgement of prior interest and fees paid).  In particular, an originator’s failure to comply with certain requirements of federal and state laws could subject the issuing entity (and other assignees of the mortgage loans) to monetary penalties, and result in the obligors’ rescinding the mortgage loans against either the issuing entity or subsequent holders of the mortgage loans.

The applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has represented that each mortgage loan originated or acquired by it is in compliance with applicable federal, state and local laws and regulations.  In addition, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, has also represented that none of the mortgage loans (i) are “high cost loans,” (ii) are covered by the Home Ownership and Equity Protection Act of 1994 or (iii) are in violation of, or classified as “high cost,” “threshold,” “predatory” or “covered” loans under, any other applicable state, federal or local law.  In the event of a breach of any of such representations, the applicable responsible party or Goldman Sachs Mortgage Company, as applicable, will be obligated to cure such breach or repurchase or, for a limited period of time, replace the affected mortgage loan, in the manner and to the extent described in this prospectus supplement.

It is possible in the future that governmental authorities or attorneys general may take actions against any responsible party that could prohibit the servicer from pursuing foreclosure actions, or otherwise limit the ability of the servicer to take actions (such as pursuing foreclosures) that may be essential to preserve the value of the mortgage loans on behalf of the issuing entity.  Any such limitations could adversely affect the issuing entity’s ability to realize on the mortgage loans.

•
The Risk Factor entitled “Geographic Concentration of the Mortgage Loans in Particular Jurisdictions May Result in Greater Losses If Those Jurisdictions Experience Economic Downturns” on page S-19 of the Prospectus Supplement is amended by adding the following at the end of the Risk Factor:

Further, the concentration of the mortgage loans in one or more states will have a disproportionate effect on certificateholders if the regulatory authorities in any those states take actions against any of the original loan sellers that impairs the issuing entity’s ability to realize on those mortgage loans.  See “—Violation of Various Federal, State and Local Laws May Result in Losses on the Mortgage Loans” above.

•	The following Risk Factor is added after the Risk Factor entitled “The Ratings on Your Certificates Could be Reduced or Withdrawn” on page s-33 of the Prospectus Supplement.

The Ratings on Certain Classes of Certificates Have Been Downgraded

Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc. (“S&P”), has downgraded the ratings on the (i) Class M-3 Certificates from “AA-” to “BBB”, (ii) Class M-4 Certificates from “A+” to “B”, (iii) Class M-5 Certificates from “A” to “CCC”, (iv) Class M-6 Certificates from “A-” to “CCC”, (v) Class M-7 Certificates from “BBB+” to “CCC”, (vi) Class M-8 Certificates from “BBB” to “CCC”, (vii) Class M-9 Certificates from “BBB-” to “CCC”, (viii) Class B-1 Certificates from “BB+” to “CCC” and (ix) Class B-2 Certificates from “BB” to “CCC”.  Moody’s Investor Service, Inc. (“Moody’s”), has downgraded the ratings on the (i) Class B-1 from “Ba1” to “Ba3” and (ii) Class B-2 from “Ba2” to “B3”. In addition, S&P has placed its rating of “AA” on the Class M-2 Certificates on review for possible future downgrade.

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Moody’s has placed its rating of “B3” on the Class B-2 Certificates on review for possible future downgrades.  There can be no assurance that these classes will not be downgraded further or that other classes of certificates will not be downgraded in the future.  The Class B-1 Certificates and Class B-2 Certificates are not offered by this prospectus supplement.

•
The following Risk Factor is added to the Prospectus Supplement on Page S-35 to the Prospectus Supplement beginning after the Risk Factor, “The Recording of the Mortgages in the Name of MERS May Affect the Yield on the Certificates”:

The Sponsor and its Affiliates May Have Conflicts of Interest

 Recent developments in the subprime mortgage market have led to a deterioration in the financial performance of many subprime loan originators.  See “—Recently, the Subprime Mortgage Loan Market has Experienced Increasing Levels of Delinquencies and Defaults; Increased Use of New Mortgage Products by Borrowers May Result in Higher Levels of Delinquencies and Losses Generally” above and “—Recent Developments Regarding SouthStar Funding, LLC” below.

Due to these developments affecting these subprime loan originators, certain conflicts of interest may exist or may arise as a result of transactions or relationships that the sponsor and its affiliates may have or may enter into in the future with any of the responsible parties.

In taking any actions or engaging in other transactions with any of the responsible parties, the sponsor and its affiliates are not required to take into account the effect of such actions or transactions on the issuing entity or the certificateholders.  Among other things, the sponsor and its affiliates may purchase, as principal, loans originated or sold by any of the responsible parties that are not included in the issuing entity, and may seek to enforce against such loan sellers any remedies they may have if an early payment default or breach of representation and warranty occurs with respect to such other loans.  The sponsor or its affiliates may provide secured or unsecured financing to any of the responsible parties and may seek to enforce remedies against any of the responsible parties if an event of default occurs in respect of that financing.  The sponsor and its affiliates will not have any obligation to account to the issuing entity for any amounts they collect in respect of any loans, financing or other transactions they may have with any of the responsible parties, and the sponsor and its affiliates will have no obligation to pursue any claims against any of the responsible parties on behalf of the issuing entity or with respect to loans included in the issuing entity.

Recent Developments Regarding SouthStar Funding, LLC

SouthStar Funding, LLC, a Delaware limited liability company, has filed a Chapter 7 petition in the United States Bankruptcy Court in Atlanta.  SouthStar Funding, LLC announced it was closing its doors.

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